CERTIFICATE OF ELIMINATION

OF THE

SERIES A-2 10% CUMULATIVE CONVERTIBLE PREFERRED STOCK

OF

ISC8 INC.

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, it is hereby certified that:

1.      The name of the corporation is ISC8 Inc. (the “Corporation”).

2.      The designation of the series of shares of stock of the Corporation to which this certificate relates is the “Series A-2 10% Cumulative Convertible Preferred Stock.”

3.      Pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the certificate of incorporation of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation previously designated 40,000 shares of preferred stock as Series A-2 10% Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred Stock”), and established the voting powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of such series as set forth in the Certificate of Designations of the Rights, Preferences, Privileges and Limitations of Series A-2 10% Cumulative Convertible Preferred Stock (the “Series A-2 Certificate of Designations”), with respect to such Series A-2 Preferred Stock, which Series A-2 Certificate of Designations has been heretofore filed with the Secretary of State of the State of Delaware. None of the authorized shares of Series A-2 Preferred Stock are outstanding and none will be issued subject to the Series A-2 Certificate of Designations.

4.      The Board of Directors of the Corporation has duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that none of the authorized shares of Series A-2 Preferred Stock are outstanding, and that none will be issued subject to the Series A-2 Certificate of Designations;

FURTHER RESOLVED, that pursuant to the authority conferred on the Board of Directors by the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors hereby eliminates the Series A-2 Preferred Stock;

FURTHER RESOLVED, that the proper officers of the Corporation, or any one or more of them, are hereby authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, to execute and file a Certificate of Elimination of the Series A-2 10% Cumulative Convertible Preferred Stock of ISC8 Inc. with the Secretary of State of the State of Delaware, which shall have the effect, when filed with the Secretary of State of the State of Delaware, of eliminating from the Certificate of Incorporation all matters set forth in the Series A-2 Certificate of Designations with respect to such Series A-2 Preferred Stock; and

FURTHER RESOLVED, that in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Certificate of Incorporation is hereby amended to eliminate all references to the Series A-2 Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

Signed on September 6, 2013

ISC8 INC.

By: /s/ John Vong

Name: John Vong

Title: Chief Financial Officer